Exhibit 99.1

Alcon Independent Director Committee Announces Creation and Funding of Litigation Trust

o	Alcon Litigation Trust created to protect minority shareholders against attempts to circumvent fair process once Novartis’ acquisition of Nestlé’s stake in Alcon is completed

HUENENBERG, Switzerland – July 8, 2010 – The Alcon Independent Director Committee (the “IDC”) announced today the creation and funding of the Alcon Litigation Trust (the “Trust”), an irrevocable trust established under New York law pursuant to a resolution of the Alcon board of directors. The current members of the IDC are the initial trustees of the Trust.

The Trust, which has been funded with $50 million, is intended to provide the financial means to commence, defend or maintain litigation relating to any transaction between Alcon and a majority shareholder, including the transaction contemplated by the merger proposal announced by Novartis AG (“Novartis”) on January 4, 2010. The Trust has been created to ensure the protection of the interests of Alcon and its minority shareholders in connection with any such transaction. For example, without the Trust, once Novartis becomes Alcon’s majority shareholder, it could attempt to cause Alcon to withhold funds from the IDC and thereby frustrate the IDC’s ability to effectively protect the minority shareholders through a litigation strategy.

Thomas G. Plaskett, Chairman of the IDC, said “Novartis’ merger proposal is not only grossly inadequate to the minority shareholders of Alcon, which include its valuable employees, but also creates considerable legal uncertainty that could very likely result in significant litigation costs and delays in achieving merger synergies for both companies in the absence of a negotiated transaction. Given Novartis’ actions and statements to date, we unfortunately can ill-afford to assume that Novartis will voluntarily honor the fair process contemplated by Alcon’s organizational documents, Swiss law and established principles of good corporate governance. Therefore, we felt that it is necessary to take this step now to help ensure that the fair process is observed once Novartis completes the acquisition of Nestlé’s stake in Alcon.”

The Trust’s property is held solely for the benefit of Alcon’s minority shareholders and may only be expended to the extent determined by the trustees to be in the best interests of Alcon and its minority shareholders. Of the $50 million comprising the Trust’s property, no more than $10 million may be used for fees, expenses or liabilities that are not mandatory court costs such as the advancement of judicial costs or the posting of a bond or other security by a party seeking injunctive relief. As the principal purpose of any bond or other security required by a court is to serve as compensation to an enjoined party in the event that such party incurs losses as a result of any granted injunctive relief that is ultimately overturned, the vast majority of the Trust’s property will ultimately be either disbursed to Novartis or returned to Alcon upon termination of the Trust.

The Trust will terminate, among other circumstances, if a majority of the group comprising the trustees and the other non-conflicted members of the IDC as of such time recommend a transaction between Alcon and Novartis in accordance with the processes set forth in Alcon’s organizational documents. The Trust will also terminate if a court of competent jurisdiction, in a final, non-appealable, binding order or decision, holds either that the transaction contemplated by Novartis’ merger proposal is legal, valid and effective or that Novartis’ removal of the current IDC members from the Alcon Board of Directors is legal, valid and effective.

Please refer to the complete trust agreement for all terms and conditions governing the Trust, which the IDC has posted on its website: www.transactioninfo.com/alcon. The IDC has also posted a series of questions and answers about the Trust.

Greenhill & Co., Sullivan & Cromwell LLP and Pestalozzi, Zurich, are continuing to act as financial and legal advisors to the IDC.

Media Inquiries:
Steve Lipin/Lauren Levin-Epstein
Brunswick Group (212) 333-3810

Investor Inquiries:
Bob Marese/Larry Dennedy
Mackenzie Partners (800) 322-2885

About Alcon
Alcon, Inc. is the world’s leading eye care company, with sales of approximately $6.5 billion in 2009. Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon operates in 75 countries and sells products in 180 markets. For more information on Alcon, Inc., visit the Company’s website at www.alcon.com.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward-looking statements reflect the views of the IDC as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. There can be no guarantee that Novartis or Alcon will achieve any particular future financial results or future growth rates or that Novartis or Alcon will be able to realize any potential synergies, strategic benefits or opportunities as a result of the consummation of the Novartis purchase or the proposed merger. Also, there can be no guarantee that the IDC will obtain any particular result. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.